Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   Activities of Service Providers

b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☐☐Yes   ☐☐No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

The MatchIt matching engine is hosted in Equinix's NY5 Data Center in Secaucus, N.J. ~~VAL, VAL Affiliates and Direct Subscribers submit orders to APIs that are hosted in either Equinix's NY4 Data Center or Equinix's NY5 Datacenter in Secaucus, N.J. See Part III, Item 6~~Cross-connections to MatchIt in NY5 are available by request to Subscribers accessing MatchIt directly. The Data Centers provide services that include, building security; air conditioning; access to electricity and telecommunication services; and cages for computer equipment. The Firm owns and maintains its own computer hardware and network devices within the data center. Please see Part II, Item 6 for more detail. ~~MatchIt submits trades to the FINRA NASDAQ Carteret TRF and NASDAQ Chicago TRF for submission to the consolidated tape and for submission to NSCC for clearance for Subscribers who are broker-dealers and have elected to entered into Agreements to Give Up ("AGUs") and have their locked-in transactions submitted to the NSCC though the TRF.~~
For details on trade reporting to TRFs see Part III, item 21.

Part III: Manner of Operations

Item 5:   Means of Entry

a.   Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

☐☐Yes   ☐☐No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

VAL, VAL Affiliates, and Direct Subscribers can enter orders directly to the MatchIt Main Session through an API in ~~either~~ the ~~NY4 or~~ NY5 Datacenter. See, Part II, Item 5. All orders must be submitted electronically via FIX. VAL provides a MatchIt FIX Specification document for the MatchIt Main Session describing the transmission formats for order messages. MatchIt supports FIX versions up to V4.2.
MatchIt only accepts orders that satisfy clearly defined parameters which include:
Orders must satisfy certain security parameters - for example, orders must be transmitted from a known IP address that has been permissioned by MatchIt.
Orders must adhere to the parameters provided in the FIX specification document.
VAL and VAL Affiliates access the Conditional Session through the same API. VAL provides Direct Subscribers with a FIX specification document that contains message formats for the main session. VAL utilizes a FIX specification document that contains message formats for both the main session and the conditional session.

Item 6: Connectivity and Co-location

    a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

        ☐☐**Yes**   ☐☐No

        If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

~~Direct Subscribers (which includes VAL and VAL affiliates) can submit orders to MatchIt via one of two connectivity options. Direct Subscribers can either submit orders through a hub located in the Equinix NY4 Data Center in Secaucus, NJ, where VAL then transmits all orders to the MatchIt matching engine located in the Equinix NY5 Data Center in Secaucus, NJ. Alternatively, Direct Subscribers can submit orders directly to MatchIt's matching engine in NY5, bypassing the hub located in NY4. Direct Subscribers who connect directly into NY5 will experience reduced latency in their orders reaching MatchIt's matching engine relative to Direct Subscribers who connect to the NY4 hub. Prior to March 2025, all Direct Subscribers submitted orders to the NY4 hub. VAL will migrate individual Subscriber connectivity from the NY4 hub to NY5 upon request on a first come, first served basis.~~ MatchIt is hosted in the Equinix NY5 Data Center in Secaucus, NJ. All VAL network and system equipment is kept in VAL's cage, which is owned and operated by VAL. VAL does not permit Subscribers to co-locate within VAL's cage. ~~Indirect subscribers do not connect directly to Matchit. Indirect subscribers transmit their orders to VAL or VAL affiliates and use the connectivity option selected by the VAL or VAL Affiliate transmitting their order.~~

VAL offers cross connects in ~~either~~ Equinix ~~NY4 or~~ NY5 to all Direct Subscribers who wish to connect to MatchIt via cross connect. Clients can also leverage extranet connectivity providers in order to connect to MatchIt. Connecting via extranet vs directly via cross connect could affect the speed at which client orders reach MatchIt. Direct Subscribers connecting to MatchIt via direct cross connection would reach the MatchIt matching system faster than a Direct Subscribers connecting via an extranet connection. Direct connectivity to MatchIt via cross connections are available by request, which are made to Equinix in ~~NY4 or~~ NY5. Equinix may charge a fee for the cross connect. VAL supports 1 Gigabit (copper/multi-mode fiber/single-mode fiber) and 10 Gigabit (single-mode fiber) connections. Direct Subscriber cross connects terminate on VAL owned and managed network switches. VAL maintains all of its VAL network and system equipment in its own cage within the data centers. All of the equipment in the cabinets hosting MatchIt infrastructure is solely owned and managed by VAL.

Item 19: Fees

    c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

MatchIt may pay the cost of cross connects for Direct Subscribers to connect to the NY ~~4~~ 5 Hub based upon the overall relationship with the client and or the perceived value of having the Subscriber enter or direct the entry of orders to MatchIt.